SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

ANNUAL REPORT

**Pursuant to Section 15 (d) of the
Securities Exchange Act of 1934**

For year ended December 31, 2001

Commission File No. 1-442

BOEING SATELLITE SYSTEMS VOLUNTARY SAVINGS PLAN

**THE BOEING COMPANY
100 N. Riverside Plaza
Chicago, Illinois 60606-1596**

BOEING SATELLITE SYSTEMS VOLUNTARY SAVINGS PLAN

INDEX

	Sequentially Numbered Pages
AUTHORIZED SIGNATURE	1
FINANCIAL STATEMENTS:	
Independent Auditors' Report	4
Statements of Net Assets Available for Benefits December 31, 2001 and 2000	5
Statements of Changes in Net Assets Available for Benefits Year Ended December 31, 2001 and Period From October 6, 2000 (inception) to December 31, 2000	6
Notes to Financial Statements Year Ended December 31, 2001 and Period From October 6, 2000 (inception) to December 31, 2000	7 - 11
EXHIBIT:	
Independent Auditors' Consent	12

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BOEING SATELLITE SYSTEMS VOLUNTARY SAVINGS PLAN

By ______________________

Scott M. Buchanan
Director, Employee Benefits Operations

Date: JUN 28 2002

BOEING SATELLITE SYSTEMS VOLUNTARY SAVINGS PLAN

FINANCIAL STATEMENTS FOR THE
YEAR ENDED DECEMBER 31, 2001, AND THE
PERIOD FROM OCTOBER 6, 2000 (inception) TO
DECEMBER 31, 2000, SUPPLEMENTAL SCHEDULE
AS OF DECEMBER 31, 2001, AND
INDEPENDENT AUDITORS' REPORT

Deloitte & Touche LLP

BOEING SATELLITE SYSTEMS
VOLUNTARY SAVINGS PLAN

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2001, AND THE PERIOD FROM OCTOBER 6, 2000 (inception) TO DECEMBER 31, 2000:	
Statements of net assets available for benefits	2
Statements of changes in net assets available for benefits	3
Notes to financial statements	4
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2001:	
Schedule of assets held for investment purposes	9

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Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

Employee Benefit Plans Committee and Members
The Boeing Company
Chicago, Illinois

We have audited the accompanying statements of net assets available for benefits of the Boeing Satellite Systems Voluntary Savings Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the year ended December 31, 2001, and the period from October 6, 2000 (inception) to December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, and the period from October 6, 2000 (inception) to December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

As discussed in Note 7, the accompanying 2000 financial statements have been restated.

Deloitte & Touche LLP

June 24, 2002

Deloitte
Touche
Tohmatsu

BOEING SATELLITE SYSTEMS
VOLUNTARY SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000

	2001	2000 (as restated, see Note 7)
ASSETS:		
Investments, at fair value:		
Interest in Master Trust	$ 100,458,339	$ 17,735,350
Loans to Members	1,409,466	66,001
Total investments	101,867,805	17,801,351
Receivables:		
Employer contributions	876,858	1,501,067
Member contributions	1,100,862	813,468
Total receivables	1,977,720	2,314,535
NET ASSETS AVAILABLE FOR BENEFITS	$ 103,845,525	$ 20,115,886

5

See notes to financial statements.

BOEING SATELLITE SYSTEMS
VOLUNTARY SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2001, AND PERIOD FROM
OCTOBER 6, 2000 (inception) TO DECEMBER 31, 2000

	2001	2000 (as restated, see Note 7)
ADDITIONS:		
Investment income (loss):		
Loss from Master Trust	$ (4,280,445)	$ (246,152)
Income from loans	47,678	18
Contributions:		
Employer	21,993,866	6,121,031
Members	67,798,479	14,302,386
Total additions	85,559,578	20,177,283
DEDUCTIONS:		
Benefits and withdrawals	1,829,939	61,397
NET ADDITIONS	83,729,639	20,115,886
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of period	20,115,886	
End of period	$103,845,525	$20,115,886

6

See notes to financial statements.

NOTE 1: DESCRIPTION OF PLAN

The following description of the Boeing Satellite Systems Voluntary Savings Plan (the Plan) provides only general information. Eligible participants as defined by the Plan (Members) should refer to the Plan document for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution profit sharing plan designed to encourage and assist eligible employees to adopt a program of investment. Both salaried and hourly nonbargained employees of the following companies (collectively, the Company) are eligible to participate in the Plan on the first day of employment:

- Boeing Satellite Systems, Inc. (BSS)
- Boeing Satellite Systems International, Inc. (BSSI)
- Boeing Space Systems International Company (BSSIC)
- Boeing Electron Dynamic Devices, Inc. (BEDD)
- Boeing Space Systems International Service Company, Inc. (BSSISC)
- Spectrolab, Inc. (SPC)

The Plan was amended to change the name of Electronic Dynamic Designs, Inc. to BEDD to be retroactively effective October 6, 2000.

The Plan became effective on October 6, 2000, which was the closing date of The Boeing Company's acquisition of Hughes Space and Communications Company; Hughes Electron Dynamics, Inc.; Spectrolab, Inc.; and any associated subsidiary that The Boeing Company acquired at the same time.

Contribution elections (including pretax and after-tax contribution percentages) of members actively participating in the Hughes Nonbargaining Employees Thrift and Savings Plan and employed by a participating company on the Plan's effective date, automatically transferred to the Plan. Members may change their election at any time. There were no associated asset transfers into this plan, as the employees retained accounts in their former plan.

The assets of the Plan are held in the Boeing Satellite Systems Savings Plans Master Trust (the Master Trust). Fidelity Management Trust Company serves as trustee for the Master Trust.

Contributions: Eligible employees may elect to contribute, subject to statutory limitations, between 1% and 15% of their compensation. Contributions may be made to any of 24 investment funds, as directed by the Members. The funds are valued daily, and Members may elect to change their contribution percentages and allocation of contributions to the funds at any time. The change will become effective the next pay period after the request is received or as soon as administratively possible. The Plan allows employees to contribute to the Plan from pretax compensation, after-tax compensation, or a combination of both.

The Company matches 100% of the first 4% of total contributions for the pay period.

Vesting: Member contributions, both pretax and after-tax, and rollover contributions are immediately vested. Employer matching contributions (EMC) are fully vested after five years.

Members who were employed by Hughes Space and Communications Company; Hughes Electron Dynamics, Inc.; or Spectrolab, Inc. (or any associated subsidiary that The Boeing Company acquired at the same time) or were on layoff from one of these companies on the closing date and subsequently became employed by the Company will have their service count for vesting purposes under this plan. For further individual vesting policies refer to the Plan document.

Members' accounts: Each Member's account is credited with the Member's contribution and allocations of the Company's contribution, Plan earnings (loss), and charged with an allocation of administrative expenses. The Plan Members, as provided by the Plan documents, pay a portion of the Plan's expenses. The benefit to which a Member is entitled is the benefit that can be provided from the Member's vested account.

Withdrawals: Members may elect to withdraw all or a portion of their after-tax contributions and vested employer matching account (not including earnings) once every 26 weeks while working for the Company or a member of The Boeing Company control group as defined by the Plan document. After age 59½, Members can withdraw all or a portion of their after-tax, rollover, pretax, or vested employer matching contributions once every 26 weeks while working for the Company or a member of The Boeing Company control group.

Withdrawals are subject to certain hardship rules as provided by the Plan. If a Member takes a hardship withdrawal, Member and employer matching contributions will continue the same as before the withdrawal.

Loans: Members are permitted to borrow 50% of the total vested value of their accounts, up to a maximum of $50,000, and may have three loans outstanding at any time. Some loans may be limited in accordance with Plan provisions. The interest rate on new loans is 1% plus prime as published in the eastern edition of *The Wall Street Journal* on the last business day of the calendar month immediately preceding the date of the loan.

Loan repayment is made through regular payroll deductions over a period of up to 48 months. A Member who is not on the active payroll of the Company shall make monthly payments to the Plan administrator on a loan repayment schedule. If a Member's employment terminates for any reason and the loan balances are not paid in full by the Member within 90 days of termination, the loan balances will be cancelled and become taxable income to the Member. Members' loans balances are valued at cost, which approximates fair value.

Benefit payments: On termination of employment or disability as defined by the Plan document, a Member may elect to receive their vested account balance in (a) one lump sum payment, (b) a deferred lump sum payment, (c) two to 10 annual installment payments (but not beyond life expectancy) under certain circumstances, or (d) deferred installments. The Member also may elect to receive a distribution from his or her Boeing Stock Fund in cash or in the form of shares of common stock of The Boeing reduce Company contributions was $99,044 and $-0- for the year ended December 31, 2001, and the period from October 6, 2000 (inception) to December 31, 2000, respectively.

Expenses: Necessary and proper expenses of the Plan are paid from the Plan assets at the Master Trust level, except for those expenses the Company is required by law or chooses to pay.

NOTE 3: MASTER TRUST

The Master Trust is composed of 24 funds and holds assets for the Plan and the Boeing Satellite Systems Voluntary Savings Plan for Bargained Employees. The assets are invested and managed jointly and then allocated between the two plans. The allocation of net assets available for benefits is based on the respective number of units held by the plans' members as of plan year end. The allocation of the changes in net assets available for benefits is calculated daily based on the units held by the plans' members as of that day's end.

The Plan's interest in the Master Trust is $100,458,339 and $17,735,350, representing 90% and 88% of the Master Trust's net assets at December 31, 2001 and 2000, respectively.

The following table presents the fair value of investments for the Master Trust at December 31:

	2001	2000
Investments at fair value:		
Common/collective trusts	$ 45,195,052	$ 9,324,239
Registered investment companies	58,810,728	10,289,189
Boeing common stock	7,562,100	588,710
Total Master Trust investments	$ 111,567,880	$20,202,138

Investment income (loss) for the Master Trust for the year ended December 31, 2001, and the period from October 6, 2000 (inception) to December 31, 2000, is as follows:

	2001	2000
Depreciation of investments:		
Common/collective trusts	$(1,269,728)	$ (87,454)
Registered investment companies	(3,239,645)	(472,233)
Boeing common stock	(1,768,502)	(2,493)
Net depreciation of investments	(6,277,875)	(562,180)
Dividend income	1,760,147	364,454
Total Master Trust investment loss	$(4,517,728)	$(197,726)

NOTE 4: SIGNIFICANT INVESTMENTS

At December 31, 2001 and 2000, the Plan's investment in the Master Trust represents 5% or more of the net assets available for benefits.

NOTE 5: TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated October 31, 2001, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter; however, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan's tax-exempt status has not been affected, and no provision for income taxes has been included in the Plan's financial statements.

NOTE 6: SUBSEQUENT EVENT

A Member who has completed three years of vesting service will have a 100% vested interest in EMC made on their behalf attributable to Plan years beginning January 1, 2002, or later.

NOTE 7: RESTATEMENT

Subsequent to the issuance of the Plan's 2000 financial statements, the Plan's management determined that employer contributions relating to the last pay period in 2000 were excluded from contributions receivable and employer contributions. The accompanying financial statements for the period from October 6, 2000 (inception) to December 31, 2000, have been restated to reflect contributions receivable and accrued employer contributions at December 31, 2000, as follows:

	As previously reported	As restated
Statement of net assets available for benefits at December 31, 2000:		
Employer contributions receivable	$ 332,397	$ 1,501,067
Net assets available for benefits	18,947,216	20,115,886
Statement of changes in net assets available for benefits for the period ended December 31, 2000:		
Employer contributions	$ 4,952,361	$ 6,121,031
Net assets available for benefits – End of period	18,947,216	20,115,886

BOEING SATELLITE SYSTEMS
VOLUNTARY SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

Security name	Market value
Interest in Master Trust	$ 100,458,339
Loan to Members	1,409,466
Total	$ 101,867,805

11

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-47450 of The Boeing Company on Form S-8 of our report dated June 24, 2002 (which expresses an unqualified opinion and includes an explanatory paragraph relating to a restatement discussed in Note 7), appearing in the Annual Report on Form 11-K of Boeing Satellite Systems Voluntary Savings Plan for the year ended December 31, 2001.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Seattle, Washington
June 26, 2002